Filed pursuant to Rule 424(b)(3)
File No. 333-153862

Grant Park Fund June 2009 Update
July 16, 2009

Supplement dated July 16, 2009 to Prospectus dated March 25, 2009

Class	June ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-3.4%	-8.3%	$78.1M	$1,440.49
B	-3.5%	-8.6%	$734.4M	$1,241.55
Legacy 1	-3.1%	-3.1%	$1.4M	$969.46
Legacy 2	-3.1%	-3.1%	$1.8M	$968.64
GAM 1	-3.2%	-1.5%	$1.6M	$984.69
GAM 2	-3.2%	-1.6%	$1.1M	$983.73
GAM 3	-3.5%	-2.2%	$6.2M	$977.75
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES
Grant Park’s Legacy and GAM Portfolios began trading on April 1, 2009.

Sector Commentary

Agriculturals/Softs: Grains prices generally declined in June.  The corn and wheat markets were among the biggest movers as prices declined nearly 20% from recent highs.  In the softs markets, sugar underwent a steady rally following increasing demand caused by weakness in the U.S. dollar.

Currencies: Liquidations across various emerging market currencies were caused by forecasts of a prolonged global economic recovery.  Weak economic data, including weaker-than-expected U.S. unemployment figures, led to declines in higher-yielding currencies such as the Australian and New Zealand dollars against the U.S. dollar.

Energy:  Crude oil underwent a sharp uptrend to reach six-month highs.  Supply concerns stemming from violence against Nigerian oil facilities served as a main driver behind crude oil’s rally.  Prices in the natural gas markets declined in June as poor prospects for rapid economic growth weighed on demand forecasts.

Equities:  Domestic and global equity markets underwent a volatile month before finishing slightly lower for June.  Uncertainty caused by both strong and weak economic data was the main driver behind declines in most major North American, European, and Asian equity indices.

Fixed Income:  Despite intra-month movement, U.S. fixed-income products finished June nearly unchanged.  Speculators bid up the debt markets on forecasts of possible interest rate hikes, only to liquidate positions by month-end following weak economic data.

Metals:  Gold prices declined in June as a result of a stronger U.S. dollar and liquidations from large commodity funds.  Realizing that previous inflation projections were over-exaggerated, commodity funds sold out of inflation-hedging gold positions.

Sincerely,

David Kavanagh
President
Enclosures

Note: Dearborn Capital Management’s headquarters will be re-locating in August to a new location in Chicago.
All phone numbers and email addresses will remain the same.

Daily fund performance is available on our website at www.grantparkfunds.com along with weekly commentary.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended June 30, 2009

STATEMENT OF INCOME
Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	$-294,253	$-36,148,056
Change In Unrealized Income (Loss)	-24,769,226	-5,509,355
Brokerage Commission	-287,049	-1,026,975
Exchange, Clearing Fee and NFA Charges	-170,491	-1,184,228
Other Trading Costs	-645,910	-3,751,247
Change in Accrued Commission	61,397	-88,734
Net Trading Income (Loss)	-26,105,532	-47,708,595

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$245,394	$2,305,292
Interest, Other	266,980	2,445,621
U.S. Government Securities Gain (Loss)	-53,839	-354,326
Total Income (Loss)	-25,646,997	-43,312,008

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	-767,894	2,425,334
Operating Expenses	173,676	1,008,531
Organization and Offering Expenses	195,226	1,652,999
Brokerage Expenses	4,428,417	25,876,559
Total Expenses	4,029,425	30,963,423

Net Income (Loss)	$-29,676,422	$-74,275,431

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$852,541,888	$643,595,209
Additions	6,103,695	280,780,686
Net Income (Loss)	-29,676,422	-74,275,431
Redemptions	-4,403,365	-25,534,668
Balance at JUNE 30, 2009	$824,565,796	$824,565,796

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date ROR – Year to Date
A	$1,440.486	54,241.23918	$78,133,731	-3.4%	-8.3%
B	$1,241.550	591,526.27162	$734,409,698	-3.5%	-8.6%
Legacy 1	$969.460	1,410.11985	$1,367,055	-3.1%	-3.1%
Legacy 2	$968.640	1,839.75335	$1,782,058	-3.1%	-3.1%
GAM 1	$984.688	1,614.77158	$1,590,046	-3.2%	-1.5%
GAM 2	$983.727	1,114.39989	$1,096,266	-3.2%	-1.6%
GAM 3	$977.747	6,327.75540	$6,186,942	-3.5%	-2.2%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership